ISSUER FREE WRITING PROSPECTUS
Dated June 27, 2013

Filed Pursuant to Rule 433
Registration No. 333-184677

AMERICAN REALTY CAPITAL HEALTHCARE TRUST II, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust II, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 31, 2012, and the registration statement became effective on February 14, 2013. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated February 14, 2013, and as supplemented, is available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1561032/000114420413009431/v335268_424b3.htm;

http://www.sec.gov/Archives/edgar/data/1561032/000114420413025501/v343188_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1561032/000114420413028942/v344961_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Globe St.com on June 25, 2013. The article reported on certain statements made by Nicholas S. Schorsch, Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company prior to publication. Globe St.com, the publisher of the article, routinely publishes articles on business news. Globe St.com is not affiliated with the Company, and no payment was made nor was any consideration given to Globe St.com by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Schorsch: Market Overreacts on Interest Rates

By: Paul Bubny | National

NEW YORK CITY-“Expectations that the Federal Reserve could end its quantitative-easing programs amid a strengthening US economy have made yield-oriented equity investments such as REITs relatively less attractive” is how Bloomberg recently summed up the decline in REIT stock prices since late May. Last week, the Bloomberg REIT Index fell 4.2% on fears of rising interest rates and news that the Federal Reserve would probably start winding down its third round of QE sometime this year. While acknowledging that “real estate is interest-rate sensitive,” Nicholas Schorsch, American Realty Capital’s chairman and CEO, thinks the fears are overblown.

“When you look at the interest rates, they’re up about 60 basis points on the 10-year Treasury and about 50 bps on the five-year,” Schorsch tells GlobeSt.com. That being said, he adds, “we’re still at an all-time interest rate low.” A too-steep rise in rates “could derail housing and slow economic growth. The Fed doesn’t want that. So we believe this is just an overreaction.”

Just a month ago, Schorsch points out, REIT stock prices were “pretty frothy,” hitting an all-time high. “So coming off a peak, and backing off a little, is a combination of interest rates and a bit of a correction.”

The bumpiness in the road at present does create what Schorsch sees as “a great buying opportunity. I look back at 2008 and 2009, when the market got really choppy, and it was an amazing time to buy. Most people were a little hesitant then, but that’s when we bought a lot of real estate.”

Schorsch, who rang the opening bell at the New York Stock Exchange Monday morning in connection with the recently completed IPO of RCS Capital, observes that “we see people get a little hesitant when their stock gets choppy. That’s why we keep our leverage very low. So this is the time to go.”

While Schorsch sees buying opportunities all around, he notes the differences between today’s market and that of five years ago. “The market is more robust than in ‘08,” he says. “In ‘08, even the sellers were in shock, and you had a lot of very tentative sellers. Today you have people who have built portfolios that are at the end of their life” and who have already told shareholders that liquidity events are in the offing.

With ARC sponsoring both traded and non-traded securities offerings, mainly in the net lease space, it felt the headwinds affecting real estate stocks lately. Yet that doesn’t change the company’s bullish outlook. “Actually, it benefits us,” he says. “It gives us an opportunity to buy where our competition takes a pause. Because we raise so much money in both the public and alternative space, we have a lot of capital to deploy. It’s one of those unusual opportunities that may be bad for the stock prices of our public companies but is not bad for our non-tradeds,” which are continuing to raise capital.

Ultimately, “our job is to grow earnings, and therefore the stock price will follow,” says Schorsch. “People lose track of that. Markets do fluctuate, so management needs to have an even hand on the tiller and not panic in these times.” He points out that June also marks the 10th anniversary of American Financial Realty Trust going public, the first of four that Schorsch and his partners have listed on the NYSE or Nasdaq.